UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2020
or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to __________.

Commission File Number 0-11733

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CITY HOLDING COMPANY
401(k) Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

City Holding Company
25 Gatewater Road
Charleston, West Virginia 25313

City Holding Company
401(k) Plan and Trust

Form 11-K

Year Ended December 31, 2020

Required Information
The City Holding Company 401(k) Plan and Trust (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

To the Participants of City Holding Company 401(k) Plan and Trust
and Board of Directors of
City Holding Company
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the City Holding Company 401(k) Plan and Trust (the “Plan”) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and changes in net assets available for plan benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplementary Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP
We have served as the Plan's auditor since 2011.

Charleston, WV

June 28, 2021

City Holding Company
401(k) Plan and Trust
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019

Assets:
Investments at fair value (see Notes 2 and 3):
Mutual funds	$52,245,053	$49,239,386
Common stock of City Holding Company	13,791,753	16,716,917
	66,036,806	65,956,303
Investments at contract value (see Note 2):
Fully benefit-responsive investment contracts	8,382,827	9,156,118

Notes receivable from participants	1,689,164	1,811,431

Net assets available for benefits	$76,108,797	$76,923,852

The accompanying notes are an integral part of these financial statements.

City Holding Company
401(k) Plan and Trust
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2020
Additions:
Investment income:
Interest and dividends	$471,365

Interest income on notes receivable from participants	99,951
Other income	89,976

Net appreciation in fair value of investments	3,366,746

Contributions:
Contributions from employer	1,033,018
Contributions from participants	3,047,621
4,080,639

Total additions	8,108,677

Deductions:
Benefits paid to participants	8,911,782
Administrative expenses	11,950
Total deductions	8,923,732

Net decrease	(815,055)

Net assets available for benefits:
Beginning of year	76,923,852
End of year	$76,108,797

The accompanying notes are an integral part of these financial statements.

City Holding Company
401(k) Plan and Trust
Notes to Financial Statements

Note 1. Description of Plan
The following description of the City Holding Company 401(k) Plan and Trust (the “Plan”) provides only general information. Participants should refer to the plan document for a complete description of the Plan's provisions.
General - The Plan is a defined contribution savings plan covering all employees of City Holding Company and its subsidiaries (the “Company”) who are eligible for participation in the Plan the first day of the month subsequent to date of hire or attaining the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the "CARES Act") was passed by Congress. The CARES Act, among other things, includes several temporary relief provisions available to tax qualified retirement plans and their participants. Plan management evaluated the impact of the CARES Act on the Plan and approved changes to the Plan in 2020 to temporarily (i) add COVID-19-related distributions of up to $100,000 for eligible participants, (ii) permit employees to repay COVID-19 related distributions within three years of the date of distribution s a rollover contribution, (iii) increase the limit on Plan loans for eligible participants to the maximum permitted under the CARES Act, (iv) suspend payments on Plan loans otherwise due in 2020 for eligible participants, and (v) suspend required minimum distributions for 2020. These temporary CARES Act provisions expired at the end of 2020. The Plan will be amended to reflect these changes prior to the December 31, 2022 deadline.
Participant Accounts - Each participant's account is credited with the participant's contribution, allocations of the Company's contributions and plan earnings, and charged with benefit payments, transaction fees associated with notes receivable and plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.
Investment Options - Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers mutual funds, Company stock and a collective investment fund as investment options.
Contributions - Participants may elect to contribute, on a pre-tax salary-deferral basis, a portion of their annual compensation, subject to federal income tax limits. Effective January 1, 2018, Plan participants may also elect to contribute on an after-tax salary-deferral basis.
Included in participant contributions are approximately $0.1 million in 2020 of participant account balances rolled-over from previous employers' qualified plans. Participants may elect, on an annual basis, to have the dividends on their investment in the Company's stock to be paid directly to the participant or reinvested in the participant's account in the Company's stock.
The Company's contribution consists of a 50% match of the first 6% of each eligible participant's contribution as directed by the participant's investment elections. If a participant does not elect an investment option, all contributions are invested in an age-based default fund (based upon the participant's age), as defined in the Plan agreement.
Vesting - Participants are immediately vested in all contributions, the employer match, and earnings thereon when they are made to the Plan.

Fully Benefit-Responsive Investment Contracts - This investment is a general account product offered through a group annuity contract and the participant's principal and interest are fully guaranteed by the entire general account assets of the insurance company. Participant transfers may be restricted for up to 30 days in the event of excessive participant trading. If the Plan Sponsor chooses a book value payout for termination, participant transfer restrictions will apply until the money is paid to the next provider.
Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or for a reasonable time period if for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at Prime plus 100 basis points. Participant assets are utilized to pay administrative fees associated with processing participant loans. At December 31, 2020, notes receivable from participants bore interest at interest rates that range from 4.25% to 7.00%. Principal and interest is paid ratably through payroll deductions.
Plan management approved changes related to the CARES Act in 2020, increasing the limit on Plan loans for eligible participants to the lesser of $100,000 or 100% of the participant's vested account balances in 2020 and permitting eligible participants to suspend payments on Plan loans otherwise due in 2020.
Payment of Benefits - Benefits, representing each participant's share in the Plan, are generally payable upon the participating employee's death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.
Plan management approved changes related to the CARES Act in 2020, permitting eligible participants to take COVID-19-related distributions of up to $100,000 without a 10% early withdrawal penalty in 2020 and suspend required minimum distributions for 2020.
Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 2. Significant Accounting Policies
Basis of Accounting - The accounting records of the Plan are maintained on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from these estimates and assumptions.
Investment Valuation and Income Recognition - Investments are reported at fair value, except for the fully benefit-responsive investment contracts, which are recorded at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to a fully benefit-responsive investment contract because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the Plan. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan's valuation policies utilizing information provided by the trustee (or custodian). See Note 3 for discussion of fair value measurements.
The methodology for calculating the interest crediting rate for the fully benefit-responsive investment contract is based on the earnings of the underlying assets in the entire medium-long term new portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions. Interest crediting rate is reset quarterly.

Interest income interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the year. Purchases and sales of securities are recorded on a trade-date basis.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are classified as distributions based upon the terms of the Plan document.
Payment of Benefits - Benefits are recorded upon distribution.
Administrative Expenses - The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees. Expenses relating to specific participant transactions (notes receivable from participants) are charged directly to the participant's account and are presented on the statement of changes in net assets available for benefits as administrative expenses.
Note 3. Fair Value Measurements
Fair value is defined under GAAP as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy was established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The fair value hierarchy is as follows:
Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.
Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.
The Plan used the following methods and significant assumptions to estimate fair value for assets and liabilities recorded at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.
Mutual funds. Mutual funds are reported at fair value utilizing Level 1 inputs, determined by quoted prices on nationally recognized exchanges.
Common Stock of City Holding Company. Common Stock of City Holding Company is reported at fair value utilizing Level 1 inputs. The fair value of the common stock for City Holding Company is determined by the closing price reported on NASDAQ.

The following table represents assets and liabilities measured at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3
December 31, 2020
Mutual funds	$52,245,053	$52,245,053	$—	$—
Common stock	13,791,753	13,791,753	—	—
Total assets in the fair value hierarchy	$66,036,806	$66,036,806	$—	$—

December 31, 2019
Mutual funds	$49,239,386	$49,239,386	$—	$—
Common stock	16,716,917	16,716,917	—	—
Total assets in the fair value hierarchy	$65,956,303	$65,956,303	$—	$—
Note 4. Exempt Party-In-Interest Transactions
At December 31, 2020 and 2019, the Plan held 198,300 and 203,989 shares, respectively, of the Company's common stock. During the year ended December 31, 2020, the Plan recorded dividend income of approximately $0.5 million.
City National Bank of West Virginia, a subsidiary of the Company, is the trustee of the Plan's assets.
Note 5. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated December 30, 2014, stating that the Plan, as designed, is qualified under Section 401(a) of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
In line with GAAP, the plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 6. Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
The COVID-19 pandemic continues to have an unprecedented impact on global and North American economic conditions. These conditions may continue to affect the fair values of Plan assets. The ultimate impact of COVID-19 on the Plan's financial position and results of operations is dependent upon future developments, including the duration of the pandemic and the associated length of its impact on the global economy, which cannot be predicted at this time.

City Holding Company
401(k) Plan and Trust
Plan: 002 EIN: 550619957
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of		Current
	Lessor, or Similar Party	Investment	Cost **	Value

	Investments in mutual funds:
	Federated Short-Intermediate Total Return Bond	80,106 units	**	$860,337
	Federated Max-Cap Index Fund	281,759 units	**	2,547,097
	Federated Total Return Bond Fund	93,372 units	**	1,080,312
	Federated Mid-Cap Index Fund	170,438 units	**	3,291,155
	Federated Stock Trust Fund	59,645 units	**	1,744,614
	American Funds American Balanced Fund	499,034 units	**	15,055,876
	American Funds EuroPacific Growth Fund	48,256 units	**	3,340,793
	American Funds Washington Mutual Investor Fund	109,909 units	**	5,480,055
	American Funds AMCAP Fund	116,169 units	**	4,498,071
	MFS Growth R6 Fund	3,269 units	**	531,317
	Vanguard Strategic Small-Cap Equity Fund	92,520 units	**	3,269,650
	T. Rowe Price Retirement 2020 Fund	53,670 units	**	1,196,313
	T. Rowe Price Retirement 2025 Fund	53,864 units	**	1,023,946
	T. Rowe Price Retirement 2030 Fund	98,879 units	**	2,755,764
	T. Rowe Price Retirement 2035 Fund	54,140 units	**	1,127,736
	T. Rowe Price Retirement 2040 Fund	64,063 units	**	1,912,922
	T. Rowe Price Retirement 2045 Fund	42,345 units	**	870,623
	T. Rowe Price Retirement 2050 Fund	32,667 units	**	568,083
	T. Rowe Price Retirement 2055 Fund	30,136 units	**	540,030
	T. Rowe Price Retirement 2060 Fund	37,930 units	**	550,359
				52,245,053
	Common stock:
*	City Holding Company common stock	198,300 shares	**	13,791,753

	Investment in fully benefit-responsive investment contracts
	Guaranteed Interest Fund	Crediting interest rate of 1.45%	**	8,382,827

*	Participant loans***	Interest ranging from 4.25%
		to 7.00%, maturing through
		December 2025	-	1,689,164

	Total			$76,108,797

*	Indicates a party-in-interest to the Plan.
**	Cost information omitted for participant-directed investments
***	The accompanying financial statements classify participant loans as notes receivable from participants.

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

    City Holding Company
    401(k) Plan and Trust

    /s/ David Bumgarner
    David Bumgarner
    Plan Administrator

June 28, 2021